Exhibit 99.1

Carangas Project Technical Report

Department of Oruro, Bolivia

Effective Date: June 16, 2022

Report Date: August 20, 2022

Prepared by:

Donald J. Birak

Birak Consulting LLC.

A Qualified Person as defined by National Instrument 43-101

SME Registered Member #260700RM

AusIMM Fellow #209622

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Section 28: Qualified Person Certificate	75

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List of Figures

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List of Tables

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Glossary

The following technical terms have been used in this Report (as defined herein):

Ag: Silver.

Adit: A horizontal passage leading into a mine for the purposes of access or drainage.

Aphanitic: Of or relating to an igneous rock in which the crystals are so fine that individual minerals cannot be distinguished with the naked eye.

Andesite: Intermediate type of volcanic rock between silica-poor basalt and silica-rich rhyolite, composed predominantly of sodium-rich plagioclase with pyroxene and/or amphibole minerals.

Ash fall: The deposition of ash from the air from eruption plumes emitted during explosive volcanic eruptions.

Ash flow: A hot, chaotic mixture of pumice, ash, and gas that travels rapidly away from a volcanic vent during an explosive eruption.

Au: Gold.

Basalt: A dark-colored, commonly extrusive, mafic igneous rock composed chiefly of nearly equal amounts of calcic plagioclase and clinopyroxene in a glassy or fine-grained ground mass.

Breccia: A rock composed of large angular broken fragments of minerals or rocks cemented together by a fine-grained matrix.

Breccia pipe: A vertical, pipe-like mass of broken rock.

C: Celsius.

cm: Centimetre.

Dacite: A volcanic rock formed by rapid solidification of lava that is high in silica and low in alkali metal oxides. It is intermediate in composition between andesite and rhyolite.

Epithermal: Mineralization deposited from warm waters at a shallow depth under conditions in the lower ranges of temperature and pressure. Variations: “low, intermediate and high sulfidation”.

Felsic: A modifier describing igneous rocks are relatively rich in feldspar and quartz.

g/t: Grams per tonne

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Gangue: The commercially worthless material that surrounds, or mixed with, the valuable mineral in an ore deposit.

Granitic/granitoid: A coarse-grained intrusive igneous rock composed mostly of quartz, alkali feldspar, and plagioclase.

Heterolithic: A heterogeneous mix of different rock types.

Hypabyssal: Of or relating to a fine-grained igneous rock usually formed at a moderate distance below the surface.

ICP: Inductively coupled plasma.

km: Kilometre.

L: Litre.

Lahar: Mudflow on the side of a volcano consisting of volcanic and sedimentary rock debris.

Ma: An abbreviation for millions of years before the present.

Maar: A broad, low-relief volcanic crater caused by phreatomagmatic eruption (an explosion which occurs when groundwater comes into contact with hot lava or magma. A maar characteristically fills with water to form a relatively shallow crater lake which may also be called a maar.

Mafic: A modifier describing igneous rocks with a high proportion of pyroxene and olivine.

m: Metre.

mm: millimetre.

MS: Mass spectrometry.

Porphyritic/Porphyry: A textural term for an igneous rock consisting of coarse-grained crystal dispersed in a fine-grained matrix.

Ppb: Parts per billion.

ppm: Parts per million.

Pyroclastic: Rocks composed of rock fragments produced and ejected by explosive volcanic eruptions.

Rhyodacite: A volcanic rock intermediate in composition between rhyolite and dacite. It is the extrusive equivalent of monzogranite and granodiorite.

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Rhyolite: A volcanic rock, formed from magma rich in silica extruded from a volcanic vent to cool quickly on the surface. It is generally light in color due to its low content of mafic minerals, and it is typically very fine-grained: the volcanic equivalent of granite.

T/P: Temperature/pressure.

TMI: A measure of variations in the intensity of the Earth’s magnetic field caused by contrasting content of rock-forming minerals in crust.

Tuff: A light, porous rock formed by consolidation of volcanic ash.

Welding/welded: A process/texture typically applied to tuff that has been consolidated by heat and pressure.

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Section 1: Summary

This first, maiden, technical report (this “Report”) on the Carangas precious and base metal exploration-stage property (the “Property” or “Carangas”) was commissioned by New Pacific Metals Corp. (“New Pacific” or the “Company”) , a company incorporated under the laws of the Province of British Columbia and listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and the NYSE American (“NYSEA”) under the symbol “NEWP”, to disclose information on the Property. This Report was prepared and authored by Donald J. Birak, Registered Member #260700 of the Society of Mining, Metallurgy and Exploration (“SME”), Fellow #209622 of the Australasian Institute for Mining and Metallurgy (“AusIMM”) and independent consultant to the Company (the “Qualified Person”). Information cited herein is current as of June 16, 2022, being the effective date of this Report (the “Effective Date”).

1.1. Location, Description and Ownership

Carangas is located in western Bolivia (Figure 1.1) in the Cordillera Occidental geomorphic province. The Property is easily accessed by paved and well-maintained gravel roads 180 km west-southwest of Oruro, the capital of the Department of Oruro. Driving time is approximately four hours between the Property and Oruro.

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Figure 1.1. Location of Carangas in western Bolivia

(source: New Pacific, 2022)

The Property is currently held by Minera Granville SRL (“Granville”), a private Bolivian company, via two Prospecting and Exploration Licenses (each, a “PEL”, and together, the “PELs”) granted by the Bolivian Jurisdictional Administrative Mining Authority (“AJAM”). The PELs total 6.25 km2 in area (Figure 4.1).

Pursuant to Bolivian law, foreign entities (i.e. persons and/or companies) are not permitted to hold land within 50 km of Bolivia’s international borders (the “Exclusion Zone”). As the Property is located within the Exclusion Zone bordering Chile, the Company has entered into a joint venture (the “Joint Venture”) with Granville to develop mining activities at the Property pursuant to the terms of a mining association agreement between the Company and Granville (the “Mining Association Agreement”) (Section 4). Granville remains the holder of all licenses, permits and rights granted to it by Bolivian authorities.

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1.2. Property Description and Mineral Rights

Mineral rights to Carangas are administered by the Bolivian government. The Property is held via the PELs, which are held by Granville.

1.3. Geology and Mineralization

Carangas sits within a large, Tertiary-aged caldera located in the Cordillera Occidental near its eastern margin with the Altiplano of western Bolivia. Mineralization, dated at 15 Ma, is hosted in veins, veinlet, breccias and porous volcanic rocks, and is believed to be epithermal in character grading into intrusive-related mineralization in porphyry intrusion(s) and the cupola of a deeper intrusion at depth.

1.4. Status of Exploration, Development and Operations

Carangas is an exploration-stage project in western Bolivia. Exploration on the Property has progressed since the involvement of the Company in 2021 through the Joint Venture. As of the Effective Date, the Joint Venture was using four core drills to explore the area around the west dome of the Property (the “West Dome”), the central valley of the Property (the “Central Valley” and the east dome of the Property (the “East Dome”). As at the Effective Date, over 23,800 m of core with 56 drill holes had been completed. Some assay data is pending (Section 10).

1.5. Data Verification

The Qualified Person believes the data reported herein are adequate for the purpose of this Report and for use in future mineral resource estimation.

1.6. Mineral Resources and Mineral Reserves Estimates

At this stage in its development, no mineral resources or mineral reserves have been estimated for the Property.

1.7. Qualified Person’s Conclusions and Recommendations

Section 4. The Qualified Person believes that the size of the PELs is sufficient to support the current level of activities at Carangas but additional rights and land will be needed if the deposit continues to grow in size and to support technical and economic studies that may be disclosed in a preliminary economic assessment (“PEA”), prefeasibility study(s) or feasibility study(s).

The Qualified Person is not aware of any other significant factors or risks, other than those disclosed in Section 4, which may affect the Company’s access, title, or the right or ability to perform work on the Property.

Section 5. The Qualified Person recognizes that current water rights are sufficient for the current level of activities at Carangas but believes additional water will be necessary to support a mine and material processing operations that may be justified with prefeasibility- and feasibility-level studies.

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The Qualified Peron believes that the size of the PELs (Section 4), at 6.25 km2, is sufficient to contain the limits of the near surface mineralization known as of the Effective Date. However, extensions at depth or laterally will likely require additions to the rights to facilitate further exploration and future ancillary facilities.

Section 6. Neither the Qualified Person nor the Company have validated the historic drill results and it is not known if core from the historical holes still exists. If found, the Qualified Person recommends that the Company resurvey the historic holes, relog the core and either resample and assay it and/or reassay any historic pulps and/or coarse rejects. The Qualified Person recommends that historic drill results should not be used in mineral resource estimation unless they can be validated.

Section 7. The Qualified Person believes that the working model of mineralization at Carangas is supported by observations in the field and in drill core and that drilling has been largely well defined based on those observations. Some of the east-west trending mineralization at East Dome should be evaluated with drill holes oriented more perpendicular to that trend. The Qualified Person also recommends that Company’s geologists prepare a selection of rock types (“type lithologies”) typical of those in the Property (see Figure 7.3) to be used as a guide for logging by staff at the Property.

Section 9. The Qualified Person believes that the exploration work conducted as of the Effective Date is appropriate to find and evaluate mineralization within the working model of an epithermal precious metal system: a near-surface silver-rich horizon grading into a more gold-rich horizon (Figure 8.2). The deeper Cu- and Au -rich, intrusive hosted root or core of the epithermal system has only been evaluated with a few core holes as of the Effective Date. As of the Effective Date, one deep hole, DCAr0039, intersected several felsic to intermediate intrusions but no porphyry. Deep penetrating geophysical surveys, such as CSAMT and/or Titan DCIP, may help validate the deep potential.

Section 10. The Qualified Person viewed all aspects of sample collection, including drilling, placing core in core boxes, geologic logging, geotechnical data collection, sample length selection, core photographing, core splitting, bagging of core samples for geochemical analyses and delivery of samples to the independent, commercial laboratory for analyses and found them to be generally industry standard methods. The Qualified Person also reviewed the Company’s written protocols.

While core recoveries and quality are generally good, examples of poorer core recovery and quality appear to be limited to deeper intercepts under the Central Valley. The Company should keep track of where instances of poor recovery occur to assess their impact on future estimation of mineral resources. Possible methods to minimize this impact, including more, large-diameter core, twin drilling and potentially deep reverse circulation drilling with core tails in the horizon of interest, should be considered in concert with efforts to emphasize the need for good recoveries and rock quality designation (“RQD”) with the contract drilling company. Overall, the drill sample process is carefully executed by the drillers and the staff with no apparent deficiencies that could give rise to systemic bias and impact the reliability of the analytical results.

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The Qualified Person believes that, while vein- and veinlet-hosted precious metal mineralization is evident in outcrop, adit and core, mineralization also occurs in bulk tonnage material such as the breccia that caps West Dome and wall rock surrounding the veins/veinlets. The Qualified Person believes the core sampling intervals referenced in this section serve to minimize the effect of structurally controlled, higher precious metal grades on sampling composites and on future estimation of mineral resources.

The Qualified Person recommends that the Company’s geologists review the Company’s protocols for calculating core recovery and RQD to ensure reliable data ahead of any mining technical studies; focusing especially on core recovery calculations. Furthermore, the Qualified Person believes a selection of type, lithologic and mineralogic specimens should be collected and used to ensure consistency in geologic logging and that a working stratigraphic section be prepared to help define the sequence of lithologic units.

Section 11. The Qualified Person is satisfied with the Company’s sample collection, preparation, handling and quality assurance and quality control (“QAQC”) protocols and the security measures implemented by the Company and believes that the analytical results are sufficiently reliable and representative of the in situ mineralization to allow for use of the analyses in future mineral resource estimation. Prior to conducting the mineral resource estimate for Carragas, the Qualified Person recommends that the Company resurvey several, but not more that 10%, of the drill hole collars mentioned in this Report.

Section 12. The Qualified Person believes the data reported herein are generally adequate for the purpose of this Report and for use in future mineral resource estimation. Prior to conducting a mineral resource estimate, the Qualified Person reommends that the Company resurvey the collar locations of several but not more than 10% of the drill holes to be used in the estimation.

Section 13. The Qualified Person recommends that future metallurgical tests be performed on each of the major mineral zones, defined both in plan view and in section, where results have suggested at least three styles of mineralization: an upper Ag-rich zone, an intermediate Au and Ag zone and a deeper Au and Cu zone.

Section 24. The Qualified Person is not aware of any additional information necessary to make this Report more understandable and not misleading. At this early stage in the development of the Property, the Qualified Person believes that the acquisition of more land to allow for exploration to extend the current deposit limits is justified given the generally favorable exploration results.

Section 25. The Qualified Person believes that the Company’s experience in Bolivia on its other properties – notably the Company’s Silver Sand property (“Silver Sand”) – coupled with relatively recent changes in government policies and regulations, justifies continuation of work by the Joint Venture to evaluate the working model of vertically-zoned precious and base metal mineralization hosted in extrusive and intrusive rocks.

The Qualified Person believes that additional exploration work and efforts to expand mineral rights is justified and should be followed by work leading to the estimation of mineral

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resources. The Qualified Person believes there are reasonable expectations for the definition of mineral resources in surface-minable configurations to capture the near-surface Ag and Au mineralization. The deeper, Au and base metal mineralization may require additional land rights, among other technical factors, to support potential pit and/or underground mine configurations.

Section 26. Based on the results available as at the Effective Date, the Qualified Person recommends that the remaining 2022 program, not already completed as at the Effective Date, should be completed. This amounts to about 17,000 m of new core (40% of the budget). Actual costs for the remaining drilling and work is estimated at US$3.3 million.

The Qualified Person believes the unit costs in Table 26.1 are reasonable as they compare well to 2021 actual costs but notes that unit costs per meter of drilling may increase through the remainder of 2022 as more deeper core hole are drilled. Given the results presented herein, the Qualified Person does not see the need to conduct the planned work in phases and recommends that the 2022 budgeted program continue as designed, taking into account recommendations in this Report (Section 1).

For 2023, the Qualified Person recommends the following budget:

Preliminary 2023 Exploration Budget

Exploration Work	2023 Budget
	Unit (m and # samples	Budget
Drilling	30,000 to 40,000	US$3.5 to US$4.7 million
Assaying (samples at 1.25 m/sample)	24,000 to 32,000	US$1.2 to US$1.5 million
Support equipment		US$0.1 million
Reporting and metallurgy tests		US$0.3 million
Camp, HSE and Travel		US$0.2 million
CSR		US$0.1 million
HR		US$1.0 million
Total		US$6.3 to US$7.8 million

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Section 2: Introduction

Information used to prepare this Report includes public information obtained by the Qualified Person, knowledge gleaned from the Site Visit (as defined herein) and information provided by the Company. Applicable public and Company reports used are cited in Section 25.

2.1. Terms of Reference

This Report was prepared for the Company by the Qualified Person to disclose technical details on the Property. This Report has been prepared to a standard which is in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (the “CSA”) for lodgment on the CSA’s System for Electronic Document Analysis and Retrieval (“SEDAR”).

The Company is incorporated under the laws of the Province of British Columbia and listed on the TSX under the symbol “NUAG” and on the NYSEA under the symbol “NEWP”. This Report is the first technical report prepared and issued for the Property.

2.2. Site Visit

The Qualified Person visited the Property on June 15, 16 and 17, 2022 (the “Site Visit”) and collected data and a series of samples for QAQC purposes, the results from which are disclosed in Section 11. The Site Visit included inspection of the surface geology, mineralization exposed on surface and in the San José adit (Section 7), viewing of drilling procedures, core recovery, sample processing, including core logging, sample selection and handling, sample security, and delivery of QAQC samples to ALS, a certified global analytical services provider, to their sample receiving and preparation facilities in Oruro, Bolivia.

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Section 3: Reliance on Other Experts

The Qualified Person acknowledges the assistance and input provided by the following staff members of the Company during the Site Visit and with collection of data necessary to complete this Report:

Mr. Alex Zhang – Senior Vice President of Exploration for the Company

Mr. Cesar Chirinos – Project Manager for Carangas

Mr. Luis Larraga – Exploration Manager for the Company

Ms. Edith Ramos – Project Geologist at Carangas

Ms. Elena Musienko – Database geologist for the Company

The Qualified Person notes that the foregoing individuals are not necessarily qualified persons (as defined in NI 43-101) and the Qualified Person did not rely upon them as such.

Disclaimer of Responsibility – As the Qualified Person is not an expert in legal or permitting matters, the Company provided access to its independent Bolivian legal counsel, Mr. Mattias Garrón, who is not a qualified person (as defined in NI 43-101). Mr. Garrón provided a copy of an internal memorandum prepared for the Company by Mr. Garrón entitled “Restrictions within border security zone” and dated July 18, 2022 to support the Company’s legal rights to Carangas, which memorandum was relied on in full by the Qualified Person to complete Section 4. Accordingly, the Qualified Person disclaims responsibility for the legal matters relevant to Section 4.

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Section 4: Property Description and Location

4.1. Summary

The Property is located in the Province of Carangas, Department of Oruro, Bolivia (Figure 1.1). The Property center is approximately 18o 56’ 32.8” S latitude, 68o 37” 39.7” W longitude. The Property consists of two PELs granted to Granville comprising an area of approximately 6.25 km2 (Figure 4.1). As the Property is located within the Exclusion Zone, Granville remains the holder of all licenses, permits and rights granted to it by Bolivian authorities. There are no other known encumbrances on the Property.

Figure 4.1. Carangas Prospecting and Exploration Licenses (PELs)

(Source: New Pacific, 2022)

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4.2. PEL Details

The Property is held by two PELs granted to Granville by AJAM with the following details (Table 4.1):

Table 4.1. Carangas PEL Terms

License Name	Code	Registration Number	Expiration Date	km2 (hectares)
Granville I	2020081	415-09680	September, 2027	2.75 (275)
Granville II	2020136	415-09677	April 15, 2026	3.50 (350)

Each of the PELs in Table 4.1 has a term of five years, with provisions for one extension of three years. Annual costs to maintain the PELs in good standing established for 2023 (costs are charged yearly in advance) are US$432.50 and are to be paid by Granville to AJAM on an annual basis. Granville made its 2022 payments on February 3, 2022.

Granville, as the holder of the PELs, has the right to:

●	carry out mining exploration and prospecting activities in the mining area indicated in the license for a determined term;
●	have the opportunity to commercialize the eventual mineral production that is obtained exclusively from the exploration activities;
●	have a preferential right (the “Preferential Right”), which allows the holder to request the signing of an Administrative Mining Contract (“AMC”) on the mining area preferentially over any other interested party; and
●	a right of passage, which allows transit through the land and/or neighboring properties to access the holder’s license area, under prior agreement with the landowner, and to build paths, roads, bridges, pipelines, aqueducts, power lines, railway lines and install the necessary basic services, at its own expense and cost.

In order to maintain the PELs in good standing, Granville shall:

●	commence exploration and prospecting activities within one year from date of the grant of the license (Table 4.1);
●	not suspend activities for more than one year without justifiable reason;
●	deliver reports each semester on the progress of activities to AJAM;
●	pay the corresponding mining patent fees every year in advance according to applicable Bolivian laws;
●	obtain the required environmental license before conducting prospecting and exploration activities in the area; and
●	not breach the prohibition to exploit minerals in the area.

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4.3. Process to Convert PEL to AMCs

Granville has the Preferential Right to apply to convert the PELs, at any time, to AMCs. Granville has commenced the process to convert the PELs to AMCs. The applicable procedure of signing an AMC when the Preferential Right is exercised is as follows:

●	Exercising the Preferential Right does not imply or involve a procedure of migration from a PEL to an AMC; it simply consists of having priority for requesting the signing of an AMC over other requests of such nature that may exist or have interest in the same area.
●	The procedure for signing the AMC, once the Preferential Right is exercised and validated by AJAM, is subject to the existing procedure for the signing of new AMCs. In consequence, it’s necessary to consider that before the AMC is deemed to be valid, effective, and registered by AJAM, it must have complied with carrying out deliberative meetings of prior consultation with the communities where the requested mining areas are located for its approval and consent. The Bolivian Plurinational Legislative Assembly approves the AMC, once AJAM has sent the entire file including the Administrative Resolution that authorizes the signing of the AMC.

4.4. Terms of the Joint Venture

The Company entered into the Mining Association Agreement to develop the permitted mining activities under applicable Bolivian laws. The Joint Venture principally grants the opportunity to the Company and Granville to conduct mining activities within the mining area pursuant to the terms and conditions of the Mining Association Agreement.

Terms of the Joint Venture were disclosed by the Company in its management discussion and analysis for the three and nine months ended March 31, 2022, as follows (New Pacific SEDAR issuer profile – MD&A, May 11, 2022):

“In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to the two exploration licenses that cover an area of 6.25 km2.

Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development and production activities for the project. The agreement has a term of 30 years and is renewable for another 15 years”

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In order to maintain the Property in good standing, the Company and Granville must comply with the agreement in relation to the development of the authorized mining activities.

4.5. Environmental Liabilities

According to applicable Bolivian laws and the dispositions contained within the administrative resolutions that grant the PELs, prior to conducting prospecting and exploration activities, the mining project or projects developed at the Property must have their corresponding environmental licenses, which contain the necessary permits and authorizations to operate. Further, all environmental protection measures required by the environmental authority for the development of activities on the Property must be adhered to. To date, the projects conducted on the Property have obtained the corresponding environmental licenses (Dispensing Certificates Category 3) granted by the government of the Department of Oruro.

The Qualified Person is not aware of any environmental liabilities at Carangas, other than the requirements to obtain permits to conduct work.

4.6. Significant Factors or Risks

The Qualified Person is not aware of any significant factors or risks that may affect the Company’s access, title, or the right or ability to perform work on the Property, other than as disclosed in this Section 4, further, the Qualified Person is not aware of any royalties, back-in rights, payments, or other agreements and encumbrances to which the Property is subject.

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Section 5: Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1. Topography, Elevation and Vegetation

Bolivia, one of two land-locked countries in South America, contains several distinct physiographic regions. From west to east they are, the Cordillera Occidental (Western Cordillera) on the western margin of the country, which forms the border with Chile, the Altiplano (high plain), the Cordillera Oriental (Eastern Cordillera) and the Lowlands covering the eastern portion of the country (Figure 5.1). The Lowlands consists or the Chaco Beni Plain and the Precambrian terrains.

Figure 5.1. Major physiographic regions of western South America and Bolivia

(Modified from Birak, 2017)

The Cordillera Occidental consists of rugged mountains with elevations in excess of 6,500 m at Mount Sajama on the border with Chile and locally steep relief. Relief at the Property, which sits near the confluence of the Altiplano and Western Cordillera, is moderate with elevations ranging from 4,070 m on top of the West Dome down to 3,905 m at the Carangas River running between

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the West Dome and the East Dome in the core of the Property and flanking the small community of Carangas. Vegetation on the Property consists of low grasses and shrubs. Rainfall in the area is sparse with average annual temperatures from 8 o C to 11o C.

5.2. Access

The Property is easily accessed via approximately 250 km of paved and gravel roads leading west from Oruro, the capital city of the Department of Oruro. The main paved road is Highway 12.

5.3. Population Centers

The closest major population center is Oruro, with a population about 260,000 people, located about 250 km by road to the east of the Property. Numerous, small farming and grazing communities (pueblos) are scattered throughout the region, the closest being Carangas, situated between the two prominent hills – the West Dome and the East Dome – on the Property. The official population of the Carangas pueblo is about 840 people (Municipios de Bolivia, The Municipality of Carangas) but a much smaller number of people reside in the community on a regular basis. While the local population is sufficient to provide services to the exploration camp, additional human resources will be needed to be sourced from larger communities.

5.4. Climate

The climate of the Cordillera Occidental is cool and dry, especially in winter months. Rainfall is greater in the northern half where the land is covered with scrub vegetation (Latin America & Caribbean Geographic, Bolivian Andes: Occidental and Oriental Cordilleras (Bolivia)). In the Carangas area, high temperatures range from 9.9o C in July to 12.6o C in October. Low temperatures range from 1.1o C in July to 5.9o C in January. Rainfall ranges from 3 mm in August to 167 mm in January (Weather Atlas – Carnagas, Bolivia). The local climate does not limit the length of the operating season.

5.5. Water and Power Supply

Water is provided from the small Carangas River, which runs northeast-southwest through the Central Valley near the community of Carangas. Water capacity has been approximately 20 L per second. Other sources of water are available but would require agreements with the particular community controlling the water.

220 volt, single phase electric power is available via an approximately 250 km long power line from Oruro running along the main road, Highway 12. The capacity of the power line is sufficient for the community of Carangas and the current facilities at the Property though power outages are not uncommon. Three phase, industrial power is available about 8 km to the south off the Property near the community of La Rivera.

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5.6. Sufficiency of Surface Rights

The Qualified Peron believes the size of the PELs (Section 4), at 6.25 km2, is sufficient to contain the limits of the near surface mineralization known today. However, extensions at depth or laterally will likely require additions to the rights to facilitate further exploration and future ancillary facilities.

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Section 6: History

The history of the Property dates back to the Spanish colonial times of the mid 1500s.

6.1. Prior Ownership and Historical Operators

Lopez-Montaño (2019) reported colonial-vintage mining activity in the Carangas . The following historical information was reported by Lopez-Montaño:

“The Carangas silver and lead mine was intensively worked by the Spaniards, who probably mined the oxidized zones with cerargyrite and some native silver; towards the end of the 19th century, 30 cm wide veins with tennantite and ruby silver were exploited. Later ownership passed to Peruvian and Chilean companies. In 1926, it was purchased by José Dominguez who carried out rehabilitation and exploration work through a large investment in mechanized equipment”.

Compañia Minera del Sur S.A. (“Comsur”) was active in the area in the 1980s. Other than as disclosed in this Section 6, no other owners are known.

6.2. Historical Exploration Work

Very little modern day exploration work has been conducted at Carangas. The known work is summarized in Table 6.1.

Table 6.1. Historical Exploration Work Conducted at Carangas

Year	Type of Work	Conducted by	Description	Number of Samples
1992	Surface and underground mapping and sampling	Compañia Minera La Barca	Not applicable	24
1995	Rock sampling	Llicancabar Mining Ltda.	Surface dump and underground channels	160
2000	Rock sampling	Comsur	Surface dump and underground channels	160

(Source: New Pacific, 2022)

6.3. Historic Drilling

Subsequently, and prior to involvement in the Carangas area by the Company, Granville and other mineral exploration and production companies had explored the areas. Lopez-Montaño (2019) reported that Comsur drilled 21 holes in the area. Malahoff, et al (2021) reported 15 historic drill holes (Table 6.2).

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Table 6.2. Historic Drilling at Carangas

Year	Operator	Number and Type of Drill Holes	General Location	Metres Drilled
1995	Llicancabar Mining Ltda.	9 reverse circulation holes	West Dome	1,001
2000	Comsur	6 diamond drill holes	West Dome	914.2

Malahoff et al (2021), reported the following analytical data from the 15 historic drill holes (Table 6.3).

Table 6.3. Historic Mineralized Drill Intercepts

Hole Number	Northing	Easting	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	Mineralization (hole intercept, g/t Ag)
Llicancabar Drilling (reverse circulation, “RC”)
RC-1	7905371	538837	80	-72	78	No reported values
RC-2	7905507	538782	250	-50	90	0-74 m, 102.2 g/t
RC-3	7905504	538787	160	-50	124	60-74 m, 37.2 g/t
RC-4	7905508	538791	80	-45	143	94-110 m, 35.8 g/t 122-143 m, 84.8 g/t
RC-5	7905619	538781	120	-55	148	28-124 m, 101.9 g/t
RC-6	7905611	538828	90	-80	124	0-94 m, 39 g/t
RC-7	7905607	538828	90	-60	36	2-26 m, 39 g/t
RC-8	7905616	538829	15	-55	108	0-20 m, 24.7 g/t 38-64 m, 68.9 g/t
RC-9	7905765	538770	117	-60	150	136-146 m, 91.5 g/t
Comsur Drilling (core)
DDH-1	7905371	538837	250	-50	243	24-76 m, 126.9 g/t
DDH-2	7905507	538782	342	-50	104	No significant values
DDH-3	7905504	538787	255	-50	165	No significant values
DDH-4	7905508	538791	250	-50	138	6-68 m, 31.8 g/t
DDH-5	7905619	538781	250	-50	113	8-38 m, 62.9 g/t
DDH-6	7905611	538828	10	-50	150	26-72 m, 42.7 g/t
Subtotal RC					1,001
Subtotal Core					913

The Qualified Person was not able to validate the historic drill intercepts as none of the historic core or assay rejects or pulps (finely-ground – pulverized – samples) are known to exist.

6.4. Historical Mineral Resources and Mineral Reserves

There are no known estimates of historical mineral resources or mineral reserves at Carangas.

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6.5. Prior Production

Very limited production has been recorded from the Carangas area. Comsur sunk one shaft to a depth of 30 m and drove 270 m of lateral development from four adits, all on the West Dome – Spanish, Carangas (aka “Orkho Thunkho”), West and San José adits - producing an unknown, but likely small amounts of silver, copper and lead as evidenced by the small size of the working and nearby dumps (The Diggings, Carangas Silver Mine, Oruro, Bolivia). Lopez-Montaño (2019) reported that:

“Production data is non-existent until 1952, when 20,000 tons of slag dumps were sold to private companies. It is estimated that approximately 1.5 million tons were extracted from the mine in profitable times”.

Ahlfeld (1964) reported similar tonnages of past production as follows:

“En Carangas se han explotado más de 1 millón de toneladas de mineral bruto. En un sector de 26 extensión reducida, la explotación profundizo por unos 30 metros debajo del nivel del rio.” (English translation: “At Carangas, more than 1 million gross tonnes of mineral were produced. In a small extension, exploitation extended to some 30 meters below river level”).

The Qualified Person is not aware of any other historical production conducted within the limits of the Joint Venture’s property (Section 4).

6.6. Qualified Persons Comments

Neither the Qualified Person nor the Company have validated the historic drill results and it is not known if core from the historical holes still exists. If found, the Qualified Person recommends that the Company resurvey the historic holes, relog the core and either resample and assay it and/or reassay any historic pulps and/or coarse rejects.

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Section 7: Geological Setting and Mineralization

Carangas is located within the Cordillera Occidental physiographic province close to its eastern limit with the Altiplano (Guerra et al, 1965 and Figure 5.1). The margin between the Cordillera Occidental and the Altiplano is diffuse.

7.1. Regional Geologic Setting

The Cordillera Occidental of Bolivia (and western South America), along with the Altiplano and Cordillera Oriental, is part of the Andean Cordillera, a convergent plate margin (USGS and GEOBOL, 1975). The Cordillera Occidental is defined by a chain of late Miocene to Recent volcanic peaks stretching more than 750 km in length and some 40 km wide (Arce, 2009) straddles the Bolivia-Chile border. This volcanic arc and associated granitic plutonic rocks of the Coastal Batholith in northern Chile and southern Peru (USGS and GEOBOL, 1975) were emplaced in and cut a Jurassic-Cretaceous aged eugeoclinal-miogenclinal mélange of volcanic flows and ash flows with associated sedimentary rocks (sandstone, siltstone, conglomerates, tuffaceous sediments and tuffs (Arce, 2009) all developed over Paleozoic-aged basement rocks (Figure 7.1).

Figure 7.1. Schematic cross section of Bolivia

( denotes approximate position of Carangas)

(Source: USGS and GEOBOL, 1975)

7.2. Local and Property Geology

The Carangas mineral deposits are hosted with the Carangas Volcanic field (USGS and GEOBOL, 1975) deposited from eruption and collapse of the Carangas Caldera (Lopez-Montaño, 2019).

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Figure 7.2. Map of the Carangas volcanic field and mineral occurrences

(Source: Arce, 2009)

The stratigraphy of the Carangas area is shown in Figure 7.3.

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Figure 7.3. Stratigraphic column of the Carangas area

(Source: New Pacific 2022)

Jimenez (2020) reports an early-Miocene date for the Carangas Formation. The following description of the Carangas volcanic field rocks was excerpted and modified from Lopez-Montaño (2019).

“The caldera evolution spans Late Oligocene to Early Miocene epochs. The rock sequence includes lava flows, large volumes of pyroclastic rocks with different degrees of welding, and volcano-sedimentary rocks.

(Upper Oligocene to Lower Miocene volcanic rocks) … formed in an explosive and extrusive volcanic environment, locally associated with events of caldera formation. The (contact) limit is not well-defined and it is be presumed that it lies with angular unconformity over a sedimentary sequence of pre-Neogene age and an underlying. Precambrian (basement).

The (Carangas volcanic) sequence consists of a variety of pyroclastic rocks with a variable degree of welding, lava flows of rhyolitic to andesitic-basaltic composition, and deposits of volcano-sedimentary origin (lahars and debris flows).

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The volcanic rocks with the Carangas caldera have a lower sequence known as (the) Negrillos Formation mainly exposed around Negrillos village; it is a 280 m thick and monotonous series, made up of volcanic breccia. Toward the upper part there is an alternation with thick beds of ash flow tuff which include pumice, lithic and crystal clasts.

The intermediate part is called (the) Carangas Formation, which crops out in the vicinity of Carangas village. In general, it is formed by beds of ash flow tuffs, ash fall tuffs, pyroclastic surges of rhyolitic composition and variable degrees of welding, which intercalate with porphyritic lava flows and volcanic breccia of an andesitic-basaltic composition. A horizon of ash flow tuffs within this sequence has been dated to 21.7 ± 0.7 Ma (Early Miocene) by the K/Ar method. Intrusive subvolcanic bodies or volcanic domes were emplaced in these rocks, possibly related to the resurgent phase of the caldera.

The upper part consists of volcanic rocks which overly the Carangas Formation to the north of Todos Santos with erosional unconformity (Todos Santos Formation), which consists of an intercalation of debris flows roughly stratified in thick beds with aphanitic to porphyritic andesitic flows of lava. Dikes of a similar texture and composition intrude into this sequence. The section is estimated to be 350 m thick.”

All of the mineralization at Carangas is hosted in the Carangas Formation and has been dated at approximately 15 Ma (USGS and GEOBOL, 1975). Figure 7.4 shows the surface geology, compiled by the Company’s geologists, of the Property, including location and trend of the known, historic adits and drill holes, labelled “DCArxxxx”, selected for QAQC purposes by the Qualified Person (refer to Section 13 for disclosure of the independent QAQC results).

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Figure 7.4. Surface Geology of Carangas

(Source: New Pacific, 2022)

The Carangas area is dominated by two, prominent, but relatively low relief, hills called West Dome and East Dome (Figure 7.4). They are situated in the central to south-central part of the Carangas caldera; the limits of which extend well beyond the limits of the PELs. A smaller, low elevation hill, called South Dome, is about 500 m south of West Dome. Historically, West and East domes were known as Espiritu Santo Hill and San Antonio, respectively. A series of west-northwest to north-northwest and east-west trending veinlets and veinlet swarms are exposed on both West Dome and East Dome (Figure 7.3) and host Ag and Au mineralization. Another example of the veinlets was examined in the San José adit at the north side of West Dome (Figure 8.1).

Megaw (2022) describes the West Dome area as being “dominated by a multi-stage rhyolite-rhyodacite complex marked by highly heterolithic breccia”. Figure 7.5 is a photograph of the top of West Dome showing the heterolithic breccia and small adit.

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Figure 7.5. Heterolithic breccia with intercalated tuff – West Dome crest

(Birak, 2022 Field Visit)

The outcrop consists of two breccia bodies on top of and below a thinly bedded tuffaceous unit. Note the depression of the bedded unit at the base of the upper breccia body, suggesting deposition of the upper breccia into a soft, unlithified tuff or scouring of the tuff (Figure 7.5). There is no similar breccia on top of East Dome.

The two domes are separately by a northeast-southwest trending valley, the Central Valley, and the Carangas River (Figure 7.4). The Central Valley is postulated to be fault-controlled by the Company’s geologists and Megaw (2022) mentions that the inferred fault “runs through the breccia pipe” and that there are features on surface and in core that suggest one can see “at least a 900 m vertical section through a highly active, multi-stage rhyolitic flow dome complex ranging from the uppermost subaqueous/subaerial zones down into the hypabyssal ‘throat’ of the system”.

7.3. Mineralogy – Ore Minerals and Gangue

The mineralogy of the Carangas mineral zone consists of a diverse suite of “ore” (or metallic) and “gangue” minerals occurring as fracture and vein/veinlet fillings and disseminations. Malahoff et al (2021) cited the following mineralogy noted in outcrop and adit exposures:

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Metallic minerals

●	Native silver and native gold
●	Ruby silver minerals – (pyrargyrite – Ag3SbS3, proustite – Ag2AsS3, stephanite – Ag₅SbS₄)
●	Enargite (Cu₃AsS₄)
●	Galena (PbS, locally argentiferous)
●	Sphalerite (ZnS)
●	Pyrite (FeS2)
●	Cerargyrite (AgCl)
●	Pyromorphite (Pb5(PO4)3Cl)
●	Chrysocolla (a hydrated Cu, Al silicate)
●	Chalcopyrite (Cu,FeS2)
●	Tennantite and tetrahedrite (Cu₆[Cu₄(Fe,Zn)₂]As₄S₁₃), (Cu,Fe)1₂Sb₄S₁₃)
●	Iron oxides (limonite, hematite, goethite)

Gangue minerals

●	Quartz (SiO2)
●	Chalcedony (cryptocrystalline quartz)
●	Barite (BaSO4)
●	Mn oxides – pyrolusite (MnO2)
●	Mn carbonates – rhodochrosite (MnCO3)
●	Jarosite (Kfe3(SO4)2(OH)6)
●	Alunite (Kal₃(SO₄)₂(OH)₆)

7.4. Significant Mineralized Zones

At the present time there are at least two main mineralized zones on the Property and a third inferred from limited deep drilling as of the Effective Date (Figure 8.2).

The zones have been described by Zhang (2022) as follows:

●	Upper Zone (Zone 1): Formed in a low T/P environment, with silver and lead but low to no zinc. The zone is exposed on the top of West Dome hosted in what is interpreted to be maar sediments of unlithified sandy layers intercalated with heterolithic breccia and hydrothermal breccia. The heterolithic breccia is comprised of clasts of various lithology and matrix of fine debris of similar lithology as the clasts. Hydrothermal breccia typically consists of altered rhyolitic clasts which are cemented by chalcedony. When the chalcedony looks grey or dark color, it hosts silver up locally over 1,000 ppm, but when the chalcedony is white, silver grades are generally low. The grey or dark color of chalcedony may be caused by very fine-grained disseminated silver sulfides. The heterolilthic breccia generally does not carry high grade silver. Due to erosion, the current thickness of the maar sediments horizon is from few meters to 50 m thick.

●	Middle Zone (Zone 2): Below the maar is volcanic lithic tuff of dacitic composition, which is cut by roughly east-west, northwest-west and some east-northeast striking fractures filled with sulfides of silver, lead and zinc. Local tectonic breccia may be developed when dense fractures of different orientations crosscut each other, with sulfides filled between

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breccia clasts. The sulfides include pyrite, galena and sphalerite and silver minerals. There are two types of sphalerite: dark sphalerite disseminated in lithic tuff and yellow sphalerite in veins. This Middle Zone of mineralization is normally 200 to 250 m thick below the Upper Zone and formed in a higher T/P environment compared to the Upper Zone.

●	Lower Zone (Zone 3): below the Middle Zone, with higher T/P, grades of silver drop quickly, but gold mineralization occurs and increases in grade with depth. Common mineralization in this zone is disseminated pyrite in strongly argillic- to sericite- altered tuff or ignimbrite which is cut by veins of pyrite/chalcopyrite/sphalerite/drusy quartz/siderite.

The Upper Zone was exploited via historic adits at West Dome. The presence of a deeper, Au-base metal zone was tested in 2022. Figures 7.6, 7.7, 7.8 and 7.9, cross sections through West Dome, Central Valley and East Dome, show the relationships between host rock and mineralization typical of the upper silver and lower gold and silver zones. The deeper, inferred gold and base metal zone is depicted in Figure 8.2. Down hole rock types are shown on the right side of each drill hole trace while down-hole assays are on the left side. On all cross sections, composited precious and base metal assays are shown with annotated red brackets.

While the dominant mineral trends are west-northwest and northwest, there are some occurrences of east-northeast-striking mineralized features (Figure 7.4). The majority of Carangas drilling was planned to intersect the dominant mineral trends as near to perpendicular as possible. Due to the configuration of relatively flat-lying, near surface mineralization at West Dome, drilling at that target has been variable in azimuth and inclination.

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Figure 7.6. Cross section through West Dome

(looking northwest, Ag dominant)

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Figure 7.7. Cross Section through Central Valley at Carangas – Ag

(looking northwest, Ag and base metal values)

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Figure 7.8. Cross Section through Central Valley – Au

(looking northwest, Au and base metal values)

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Figure 7.9. Cross Section through East Dome – Ag

(looking northwest, Ag dominant)

(Figures 7.6, 7.7, 7.8 and 7.9 sourced from New Pacific, 2022)

The four cross sections – Figures 7.6, 7.7, 7.8 and 7.9 – depict the relationships between drill hole sample assays and logged rock types at West Dome (Ag), Central Valley (Ag and Au) and East Dome (Ag), respectively. Au values are not plotted on either the West Dome nor East Dome cross sections as those values, initially determined by ICP-MS, are very low and were not followed up

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with fire assay methods. Au ICP-MS analyses on Central Valley drill samples are more significant and were followed-up with fire assaying. Core sections of no recovery are also plotted.

Mineralization at West Dome is Ag-dominant, with base metals, hosted in principally in tuff and breccia (Figure 7.6). A photograph of the breccia exposed in the upper part of West Dome is shown in Figure 7.5.

Mineralization at Central Valley, potentially the core of the Carangas mineral system, grades from and upper, Ag-dominant style (Figure 7.7) to a deeper zone with more Au (Figure 7.8). Central Valley mineralization is hosted in tuff and felsic-, intermediate- and mafic-composition intrusives interpreted to be dikes.

Similar to West Dome, mineralization at East Dome is also Ag-dominant (Figure 7.9), with base metals, hosted in tuffs and intermediate- to mafic-composition intrusions interpreted to be dikes. Malahoff et al (2021) mentioned that dikes do not host mineralization though the drill data shown on the cross sections in this Section 7 suggest differently.

7.5. Qualified Person’s Comments

The Qualified Person believes the working model of mineralization at Carangas is supported by observations in the field and in drill core and that drilling has been largely well defined based on those observations. Some of the east-west-trending mineralization at East Dome should be evaluated with drill holes oriented more perpendicular to that trend. The Qualified Person also recommends that Company geologists prepare a selection of rock types (“type lithologies”) typical of those at the Property (Figure 7.3) to be used as a guide for logging by the staff.

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Section 8: Deposit Types

The current model for mineralization at Carangas is epithermal in character with silver in veins, veinlets, breccias and disseminations hosted in porous, Tertiary-aged, volcanic and volcaniclastic host rocks of the Carangas Formation. On surface, the veins/veinlets strike west-northwest and dip vertically to steeply to the south-soutwest (Figure 8.1). Smaller scale vein sets trend more northerly and east-northeast-west-southwest (Figure 7.2). The breccia body, showing both matrix- and clast-supported textures, that caps West Dome is mineralized (Figure 7.5).

Figure 8.1 Ag-bearing veins and veinlets – West Dome

(Birak, 2022 Field Visit)

Manganese oxide mineralization is common, in veins, veinlets, breccias and on fracture and joint surfaces – especially in the upper, oxidized portions of the deposit (Figure 8.1). Lopez-Montaño (2019) referred to the Carangas mineral system as epithermal in character and described them as follows:

“The deposits in the Carangas district are typified as epithermal mainly of vein type although dissemination and stockwork types also occur. Mineralization occurs as open space fillings (veins and veinlets), and displays a typical drusic, banded and/or crustified texture, variably crystallized (euhedral to anhedral). Ore minerals are: silver-bearing galena, light coloured sphalerite, pyrite and chalcopyrite. Accessory minerals: lead, zinc and silver sulfosalts (silver-bearing tennantite and tetrahedrite), enargite, pyrargyrite, polybasite, cerargyrite and stephanite). Native silver is also present and locally native gold appears in a gangue of quartz, chalcedony, iron and/or manganese carbonates (siderite and rhodochrosite), barite and alunite.

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Hydrothermal alteration occurs as halos surrounding veins and veinlets. The width of the altered zones is proportional to the fracture density (from several hundred meters to a few tens of meters or less). The most common alteration assemblage is argillization that changes into sericitization, and finally to propillitization outwards. Silicification is limited to the vein selvages and sinter deposits, whereas advanced argillization is restricted to local zones.”

Malahoff et al (2021) suggested that Carangas mineralization is low sulfidation, epithermal in character. Arce (2009) suggests the presence of drusy, banded and crustiform vein textures and the presences of locally abundant base metals may indicate an Intermediate-sulfidation style of mineralization for Carangas (Arce, 2009). More recently, Megaw (2022) noted the change from the upper silver-rich zone with zinc and lead changing to more gold-rich style at Carangas and he drew a comparison to the sediment- and intrusion-hosted Metates deposit (Chesapeake Gold, 2021), in Durango, Mexico. Another analogy may be the volcanic-hosted Ag and Au Rochester deposit in Nevada (Pascoe et al., 2020)

Finally, recent drilling results released by the Company (July 13, 2022 Press Release), which reported, in addition to the near-surface, silver-dominant mineralization, wide zones of gold-dominant mineralization. These and other results from 2022, lead to the hypothesis of an intrusion or porphyry affinity for Carangas. A blended model of the near surface, Ag-Zn-Pb mineralization and deeper Au-Cu mineralization, was presented by the Company in an April 2022 investor relations presentation and is summarized in Figure 8.2.

Figure 8.2. Schematic mineralization model for Carangas

(looking NNE)

(Source: New Pacific, 2022)

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Section 9: Exploration

9.1. Summary

Table 9.1 shows all relevant exploration work conducted by the Joint Venture as at the Effective Date. Historical drilling is presented in Section 6.

Table 9.1. Summary of Joint Venture Exploration Work (Excluding Drilling)

Year	Type of Work	Conducted by	Description	Number of Samples Collected
2019	Surface and underground mapping and sampling	New Pacific	Grab and channel sampling	282
2021	Ground magnetics survey	Arce Geofísicos	309.8 line km, 67 N-S lines, 100 m line spacing	n/a
2022	Underground mapping and sampling	New Pacific	San Antonio, El Español, Espiritu Santo adits	n/a

n/a – not applicable. (Source: New Pacific 2022)

Ground magnetics surveying completed in 2021 for Granville showed a prominent low magnetic response, approximately centered under the village of Carangas, starting at surface and extending down to more than 1,000 m depth (Figure 9.1), (Arce Geofísicos, 2022 – Total Magnetic Intensity, “TMI”, maps).

Figure 9.1. TMI response over Carangas

(white polygon is the village of Carangas)

 (Source: Arce Geofísicos, 2021)

The north-south orientation of the geophysical survey lines was established to cross the dominant west-northwest trend of veins and veinlets on the Property, nearly perpendicularly.

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Figure 9.1 shows Arce’s (2021) model of the TMI response at various depths – at surface, at -400 m and at -1,000 m depth. Assuming the hydrothermal processes that formed the precious and base metal mineralization consumed the magnetic minerals in the formation of sulfides, a process known as “sulfidation”, evident in core, this model lends credence to the Company’s model in Figure 8.2 and suggests that the center of the hydrothermal system – the large magnetic low (blue to green colors in Figure 9.1) – lies below the central valley. However, there are other low magnetic responses that bear further investigation, including a more diffuse anomaly north of the village. Megaw (2022) postulated the potential for additional mineralization in that north magnetic anomaly.

9.2. Qualified Person’s Comments on Exploration work

The Qualified Person inspected underground workings and outcrops, which had been sampled by the Company, and believes the methods employed as of the Effective Date – continous chip sampling across the visibly mineralized structure/veins/bodies - was appropriate to find and evaluate mineralization within the working model of an epithermal precious metal system: a near-surface silver-rich horizon grading into a more gold-rich horizon (Figure 8.2) at depth. The deeper Cu and Au rich, intrusive hosted root or core of the epithermal system has only been evaluated with a few core holes as of the Effective Date. As at the Effective Date, one deep hole, DCAr0039, intersected several felsic to intermediate intrusions but no porphyry. Deep penetrating geophysical surveys, such as CSAMT and/or Titan DCIP, may help validate the deep potential.

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Section 10: Drilling

Exploration drilling by the Joint Venture commenced in 2021 and has continued uninterrupted since with up to four drills as of the Effective Date.

10.1.	Type and Extent of Drilling

All drilling conducted by the Joint Venture has been by diamond coring contracted to Maldonado Exploraciones, from La Paz, Bolivia. Since commencement of drilling in 2021 by the Joint Venture and as at the Effective Date, 23,844.2 m of core drilling in 56 holes have been completed with assays received (Table 10.1).

10.2.	Drilling, Sampling and Recovery Factors

As stated, all drilling to date at Carangas has been by coring methods. Core diameters include industry standard sizes: PQ (85 mm diameter), HQ (63.5 mm diameter) and NQ (47.6 mm diameter), (Figure 10.1).

Figure 10.1. Example core sizes used at Carangas

(PQ and NQ core examples)

(Birak, 2022 site visit)

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The Company has a set of protocols for core sampling provided to its geologists. This information is included in a document entitled “QAQC P NPM 2021_v3.pdf”. In summary, procedures are as follows:

●	geologists log the cores for rock type, mineralization, alteration, and structures;
●	core recovery and RQD measurements are collected by the geologist according to a separate set of protocols entitled “Procedures for Core Recovery and RQD Measurements”;
●	geologists determine sample intervals and mark each interval and diamond saw cut lines;
●	the sampling interval ranges from 1.0 to 1.5 core length based on natural geologic breaks;
●	photos of wet and dry core are taken prior to cutting – protocols for photographing the core have been established in a separate document “Procedures of Core Photography” and;
●	samples are collected every 10 to 20 m for density measurements – dry and immersed in water.

Inspection of core at the Joint Venture’s sample logging and processing facility in the Carangas village revealed a wide range of recoveries and RQD (Figure 10.2a and 10.2b). Figure 10.2a show examples of good core recovery and quality in hole DCAr0031 (boxes 89, 90 and 91) changing down hole to poorer recovery and quality in the same drill hole (boxes 128 and 131) (Figure 10.2b). These three core intervals were selected for the Qualified Person’s QAQC sampling as presented in Section 13.

Examination of the Company’s Core Recovery and RQD data shows the following statistic for approximately 7,900 measurements:

●	total intervals measured: 7,984;
●	core recovery range: 0 to +120%
●	average core recovery: 95.6%

■	number of intervals with >100% recovery: 1,358 or 17%.
●	recovery standard deviation: 18.6%

Core recoveries in excess of 100% are not uncommon and can be due to a variety of reasons such as incorrect placement of core blocks in the core boxes and down-hole accumulation of core fragments (especially in low RQD sections – see Figure 10.2b). No other drilling, sampling or recovery factors are known, other than those mentioned in this Section 10, that could have affected the reliability of the results.

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Figure 10.2a. Example of high core recovery and quality

(Hole DCAr0031, boxes 89, 90, 91)

(Birak, 2022 site visit)

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Figure 10.2b. Example of low core quality

(Hole DCAr0031, Boxes 131, 132)

(Birak, 2022 site visit)

The instances of lower core quality appear to be limited to some deeper hole intersections. The Carangas geologists record core recovery and RQD as they log each hole.

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10.3.	Drill Hole Data

The following table 10.1 lists data for all holes drilled as at the Effective Date and composited assay values.

Table 10.1. Drill Data and Assay Composites as of the Effective Date

Table 10.1 (1 of 3)

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Table 10.1 Continued (2 of 3)

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Table 10.1 Continued (3 of 3)

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Explanatory notes to Table 10.1 are as follows:

Table 10.2. Notes to Table 10.1.

Note	Explanation
1.	All samples prepared and analyzed by ALS in their facilities in Oruro, BO and Lima, PE, respectively.
2.	All assays passed Company QAQC protocols.
3.	Mineralized lengths are down hole. True widths not yet known.
4.	Minimum grade for compositing was 20 g/t Ag equivalent (“AgEq”)
5.	AgEq (Ag equivalent) calculated with US$ metal prices as follows: Ag US$22.50/ounce, Au US$1,600/ounce, Pb US$0.95/pound, Zn US$1.10/pound, Cu US$3.40/pound. No recovery factors were applied.
6.	A cut-off grade of 20 g/t AgEq was applied to calculate the length-weighted intercepts. At times, values less than 20 AgEq were used in the compositing.
7.	“n/a” – not available or below detection limit.
8.	Holes completed as of the Effective Date; assays pending.

10.4.	Sample Lengths

Sampling lengths used at Carangas vary between 1 and 1.5 m of core. In sections of low core recovery, sample lengths may be longer to allow for collection of sufficient sample weight. The sampling approach minimizes emphasis on thin, visually strongly mineralized intervals on composites which may bias future estimation of mineral resources.

10.5.	Effect of Higher Grades on Sample Grades

In many hydrothermal deposits, it is common to have higher grade mineralization hosted in veins/veinlets and favorable structures and lower grade mineralization or even no mineralization in the wall rock. As shown in Figure 8.1, there are narrow, high-grade veins and veinlets at Carangas but the surrounding, porous volcanic rock is also mineralized. This is especially true for the porous, hydrothermal breccia that caps West Dome.

10.6.	Qualified Person’s Comments

The Qualified Person viewed all aspects of sample collection, including drilling, placing core in core boxes, geologic logging, geotechnical data collection, sample length selection, core photographing, core splitting, bagging of core samples for geochemical analyses and delivery of samples to the independent, commercial laboratory for analyses and found them to be generally industry standard methods. The Qualified Person also reviewed the Company’s written protocols.

While core recoveries and quality are generally quite good, examples of poorer core recovery and quality appear to be limited to deeper intercepts under the Central Valley. The Company should keep track of where instances of poor recovery occur to assess their impact on future estimation of mineral resources. Possible methods to minimize this impact, including more, large-diameter core, twin drilling and potentially deep reverse circulation drilling with core tails in the horizon of interest, should be considered in concert with efforts to emphasize the need for good recoveries and RQD with the contract drilling company. Overall, the drill sample process is carefully executed

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by the drillers and the staff with no apparent deficiencies that could give rise to systemic bias and impact the reliability of the analytical results.

The Qualified Person believes that, while vein- and veinlet-hosted precious metal mineralization is evident in outcrop, adit and core, mineralization also occurs in bulk tonnage material such as the breccia that caps West Dome and wall rock surrounding the veins/veinlets. The Qualified Person believes the core sampling intervals referenced in this section should minimize the effect of structurally controlled, higher precious metal grades on sampling composites and on future estimation of mineral resources.

The Qualified Person recommends that the Company’s geologists review Company protocols for calculating core recovery and RQD to ensure reliable data ahead of any mining technical studies; focusing especially on core recovery calculations.

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Section 11: Sample Preparation, Analyses, and Security

11.1.	Introduction

All samples collected on site at Carangas, whether from outcrop or drill samples, are analyzed at independent, certified, commercial laboratories. For the drill results disclosed herein, ALS Global produced the analyses. ALS is an International Organization for Certification-certified analytical services company with offices around the world. ALS operates a sample preparation facility in Oruro, Bolivia, where all samples from Carangas have been processed to date then shipped by ALS to its separate analytical facilities in Lima, Peru.

No sample preparation is performed by the Company’s staff, except for preparation of coarse blank material used to check sample preparation procedures used by the certified laboratory.

11.2.	Company QAQC Protocols

The Qualified Person viewed the Company’s QAQC protocols during the Site Visit.

The QAQC process starts after core cutting aand sampling nd is summarized as follows:

●	Core is cut with diamond-impregnated saws parallel to the core axis. Where core RQD is poor, such as in Figure 10.2b, Company staff, separate the core for assaying by a with a trowel and a scope.

●	Half of the core is bagged (plastic sacks) for each, individual 1.0 to 1.5 m core sample interval.

●	The Company has prepared booklets of pre-numbered sample tags; one tag is fastened to the portion of the core box corresponding the sample interval, one tag is inserted into plastic sample bag and one tag is retained in the sample tag booklet which is kept in the Carangas field office.

●	Standards and blanks are inserted into the sample stream according to the Company’s protocols. In total, of a normal run of 100 samples for assay:

○	2 will be twin samples;

○	2 will be coarse duplicates;

○	3 will be coarse blanks;

○	2 will be pulp duplicates;

○	5 will be commercial standards (Certified Reference Material or “CRM”);

○	2 will be fine blanks and;

○	5 will be “Umpire” lab checks for a total of 21% (Figure 11.1).

●	Full sample bags are sealed and stored in a locked, secured facility in the village of Carangas, prior shipment by Company staff to the certified, commercial laboratory.

●	Reject samples and pulps returned from the commercial laboratory are kept in a locked building in the village.

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Figure 11.1. Carangas QAQC sample insertion rate

(Source: New Pacific QAQC Procedures, 2021)

11.3.	QAQC Results – Blanks

Blanks are used by the Company to check the sample preparation step of the assay process. The following graphs (Figure 11.2 and 11.3) show the performance of gold analyses by fire assay in coarse blanks and silver by ICP in coarse blanks, respectively. Only gold is analyzed by fire assay at Carangas. All other elements are determined by ICP methods. All images in this Section 11 were sourced from the Company’s internal QAQC reports.

Figure 11.2. Blank Au by fire assay

Figure 11.3. Blank Ag by ICP

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The black lines in the two graphs is the mean (Average) value of all the blanks – Au or Ag, the blue dashed line (the Warning line) is the mean + 0.1 ppm for Au and 1.0 ppm for Ag and the red dashed line (the Control line) is the mean +0.2 ppm for Au and 2.0 ppm for Ag. Any value outside of the limits of the Control line require action by the Carangas team to either accept or reject the values and request another analysis. The Company established the plotting limits. The Qualified Person believes this method to assess blank assay quality is acceptable but has also noted that a plot of the mean value (which may be a certified value) and plots of (+) or (-) 1 standard deviation for the Warning line and (+) of (-) 2 standard deviations from the mean for the Control line common in the mineral exploration industry.

Overall, Au and Ag blanks at Carangas show good precision (a measure of how close values are to each other) and accuracy (a measure of close values are to a true value).

11.4.	QAQC Results – Duplicates (Coarse, Pulp and ¼ Core)

The Company has used three types of duplicate QAQC samples: coarse, pulps and ¼ core. The following graphs (Figures 11.4, 11.5 and 11.6) illustrate the performance of the three types of duplicates for Ag as of the Effective Date. Similar plots are prepared for Au (which is a minor component in the upper reaches of the Carangas mineral system) and the base metals – Cu, Pb and Zn. The base metals vary across the mineral system with Pb and Zn being more common Ag and Cu with Au.

Figure 11.4. Coarse duplicate – Ag

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Figure 11.5. Pulp duplicate – Ag

Figure 11.6. Quarter core duplicate – Ag

The three plots show the one-to-one correlation line (black line) and (+) or (-) 10% of the one-to-one correlation line (blue lines) and (+) or (-) 20% (red lines).

●	Coarse duplicates serve to assess variability within the first stage of sample preparation (crushed product), but not pulverized, samples. The coarse duplicate comparison graph shows good correlation in silver between the original coarse ½ split and the residual (duplicate) ½ split .

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●	Pulp duplicates serve to assess variability within the second phase of sample preparation (pulverized product) and the ICP analysis method. The pulp duplicate comparison graph shows very good reproducibility in Ag, lending confidence to the pulverization and analysis processes.

●	Quarter (¼) core duplicates serve to assess variability in the two parts of the same core run; in this case ½ of the ½ (or ¼ core). While the splitting/cutting process is not perfect in any process, this method helps assess the natural grade variability in the rock. The quarter core duplicate comparison graph shows the base line, geologic variability in the core and shows the most variability.

11.5.	QAQC Results – Standards (CRMs)

The Company uses Rocklabs software to plot analyses of Certified Reference Materials (“CRMs”) purchased from CDN Research Laboratories in Langley, British Columbia. Five CRMs are used by the Company to check Ag assayed by ICP and Au by fire assay. The certified values for of the five metals – Ag, Au, Cu, Pb and Zn – are shown in Table 11.1. Results for CRM-ME-1902 for Ag and Au are shown in Figures 11.7 and 11.8, respectively CRM_ME-1902 was also used by the Qualified Person in the independent QAQC sampling conducted during the Site Visit.

Figure 11.7. Performance chart of CDN certified Ag standard values – ICP

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Figure 11.8. Performance chart of CDN certified Au standard values – Fire

Overall, the CRMs performed well with only few values outside of the process limits (defined by the red lines in Figures 11.7 and 11.8).

The Company had used ICP for Au analyses but the dispersion of values was deemed to be too high for final assays to be used in future mineral resource modeling so the decision was made to use fire assaying for Au.

11.6.	QAQC Results – Umpire Checks

The Company has commenced use of a certified umpire laboratory – Alfred H. Knight with a facility in Oruro – to serve as a check on the primary laboratory. As of the Effective Date, no umpire check results were available.

11.7.	Qualified Person’s QAQC Checks

The Company provided the Qualified Person with Certified Reference Materiala (“CRMs”) purchased from CDN Research Laboratories in Langley, British Columbia. The certified values for the three CRMs used by the Qualified Person are as follows (Table 11.1):

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Table 11.1. Metal Values of the Certified Reference Materials – QP Sampling

CRM Number	Au g/t (Fire Assay)	Ag ppm (ICP 4 Acid)	Cu % (ICP 4 Acid)	Pb % (ICP 4 Acid)	Zn % (ICP 4 Acid)
CDN-ME-1707	2.02	27.9	2.72	0.097	0. 539
CDN-ME-1902	5.38	349	0.781	2.20	3.66
CDN-ME-2003	1.30	106	0.656	0.475	1.05

The three CRMs shown in Table 11.1 are also used by the Company as part of its internal QAQC procedures. In addition, the Company uses two, additional CRMs: 1501 and 1603. Metal values for those CRMs are shown in Table 11.2.

Table 11.2. Metal Values of the Certified Reference Materials – Oher Sampling

CRM Number	Au g/t (Fire Assay)	Ag ppm (ICP 4 Acid)	Cu % (ICP 4 Acid)	Pb % (ICP 4 Acid)	Zn % (ICP 4 Acid)
CDN-ME-1501	1.38	34.6	0.292	0.385	0.253
CDN-ME-1603	0.995	86	0.279	1.34	0.45

In table 11.1 and 11.2, ICP 4 Acid refers to Inductively Coupled Plasma analyses after digestion of the sample pulp with 4 acids: HCl+HNO3 (aqua regia), HClO4 (perchloric acid) and HF (hydrofluoric acid). Fire assaying employed, standard 30 gram fusion followed by either ICP or Atomic Absorption finish on the resultant precious metal bead.

For the Qualified Person’s QAQC sampling, both core and pulp checks were performed. Core checks were selected from the full assay data base to obtain a widely spaced set of samples. Sixty-five (65), ¼ core samples were selected for check assay from 8 core samples in storage at the facilities in Carangas. Results from this set of check analyses, performed at ALS, are shown in Table 11.2 and Figure 11.9.

The Qualified Person pulp checks were selected from pulps from seven (7) drill holes in storage in Carangas. Results from this set of check analyses, performed at ALS, Peru, are shown in Table 11.3 and Figure 11.10.

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Table 11.3. Qualified Person’s Core Check Assays

Check Sample Number	Original Au (ppm)	Check Au (ppm)	Original Ag (ppm)	Check Ag (ppm)	Original Cu (ppm)	Check Cu (ppm)	Original Pb (%)	Check Pb (%)	Original Zn (%)	Check Zn (%)
SGD000034	0.01	<0.01	223.0	254	49.4	47.3	0.242	0.1875	0.004	0.0027
SGD000035	0.01	<0.01	69.1	68.8	133.5	112.5	0.727	0.66	0.013	0.0104
SGD000036	0.01	<0.01	121.0	116	68.1	74.8	0.495	0.538	0.011	0.0123
SGD000037	0.01	<0.01	50.6	49.3	72.6	92.5	0.372	0.398	0.010	0.0095
SGD000038	0.01	0.01	199.0	278	70.3	80.4	0.336	0.378	0.007	0.0078
SGD000039	0.01	<0.01	32.2	33.1	91.5	99.5	0.551	0.616	0.016	0.0194
SGD000040	0.01	<0.01	16.7	15.85	42.7	44.8	0.260	0.298	0.009	0.0094
SGD000041	0.01	<0.01	13.9	14.65	28.6	31.3	0.325	0.359	0.015	0.0158
SGD000042	0.01	<0.01	20.0	22.9	12.6	13.1	0.489	0.434	0.023	0.021
SGD000043	0.01	<0.01	21.7	21.2	12.9	13.4	0.363	0.29	0.023	0.0181
SGD000044	0.01	<0.01	20.2	21.3	304.0	234	0.244	0.216	1.030	0.776
SGD000045	0.01	<0.01	19.5	19.2	26.1	27.1	0.145	0.1455	0.536	0.526
SGD000046	0.01	<0.01	28.0	30	84.0	89.8	0.273	0.3	0.737	0.809
SGD000047	0.01	0.01	31.7	27.2	110.0	139.5	0.237	0.255	0.522	0.605
SGD000048	0.01	<0.01	36.4	27.2	186.0	185	0.297	0.284	0.669	0.604
SGD000049	0.01	0.01	204.0	134	246.0	200	0.219	0.1815	2.770	2.2
SGD000050	0.01	0.01	156.0	119	189.0	153	0.092	0.0663	1.980	1.76
SGD000051	0.03	0.03	544.0	342	1900.0	1575	0.307	0.268	3.840	2.87
SGD000052	0.01	0.01	3.4	3.02	45.4	30.5	0.041	0.0417	0.140	0.156
SGD000053	0.01	<0.01	49.3	132	247.0	346	0.269	0.258	0.528	0.475
SGD000054	0.01	0.01	148.0	71.8	183.0	146.5	0.130	0.105	0.217	0.1845
SGD000055	0.01	<0.01	136.0	99.6	242.0	159.5	0.339	0.274	0.923	1.145
SGD000056	0.01	0.01	226.0	336	83.9	119.5	0.268	0.238	0.473	0.439
SGD000057	0.01	<0.01	43.5	25.4	26.9	13.2	0.045	0.0684	0.196	0.213
SGD000058	39.00	22.60	1120.0	736	685.0	1035	0.584	0.312	0.039	0.0327
SGD000059	3.81	2.67	73.2	56.6	1370.0	1205	0.119	0.1105	0.110	0.109
SGD000060	0.39	0.30	10.3	9.51	109.0	63.7	0.012	0.01415	0.036	0.0341
SGD000061	0.33	0.23	31.1	27	3950.0	1205	0.078	0.0648	0.032	0.0191
SGD000062	3.62	3.29	104.0	88.8	54.3	67.8	0.109	0.0945	0.014	0.0152
SGD000063	10.20	5.01	259.0	183	11.5	17.4	0.111	0.1085	0.010	0.0128
SGD000064	0.60	0.74	5.8	6.94	65.4	34.6	0.016	0.01915	0.015	0.0142
SGD000065	5.22	10.20	19.0	15.4	2020.0	1585	0.018	0.0184	0.019	0.0164
SGD000066	1.56	1.77	4.1	3.73	217.0	132.5	0.008	0.0084	0.014	0.0125
SGD000067	3.99	1.68	47.4	41.7	4670.0	3650	0.256	0.212	0.026	0.0193
SGD000068	0.22	0.64	8.1	7.42	293.0	348	0.043	0.0349	0.021	0.0142
SGD000069	0.02	0.29	0.1	0.33	3.6	6.4	0.001	0.00132	0.012	0.0112
SGD000070	1.77	4.43	0.4	0.5	16.0	12.2	0.004	0.00367	0.012	0.0115
SGD000071	7.16	3.64	4.8	3.9	1080.0	651	0.006	0.01035	0.016	0.014
SGD000072	2.87	1.26	0.5	0.53	34.9	19.6	0.007	0.00696	0.012	0.0116
SGD000073	2.22	2.00	0.4	0.65	10.3	14.8	0.008	0.00974	0.013	0.0121
SGD000074	0.06	1.62	0.7	1.11	5.6	5.8	0.004	0.00793	0.014	0.0136
SGD000075	6.54	12.45	5.4	18.1	437.0	2670	0.010	0.01095	0.016	0.0215
SGD000076	0.57	1.29	0.6	0.67	45.5	163.5	0.004	0.00264	0.011	0.0109
SGD000077	1.68	3.67	1.8	1.66	45.1	22.3	0.021	0.0387	0.024	0.021
SGD000078	9.50	14.15	8.9	9.48	811.0	1005	0.304	0.267	0.076	0.0424
SGD000079	5.87	6.40	4.9	2.53	1150.0	308	0.009	0.00556	0.022	0.0219
SGD000080	3.87	0.35	0.3	0.46	10.9	5.1	0.002	0.00233	0.013	0.0147
SGD000081	3.63	9.44	2.3	2.67	11.0	9.6	0.004	0.00545	0.011	0.0113
SGD000082	4.93	1.90	0.3	2.44	133.0	19.6	0.001	0.00532	0.009	0.0845
SGD000083	0.01	0.01	32.8	19.9	22.4	22.1	0.071	0.0748	0.318	0.29
SGD000084	0.02	0.04	285.0	393	186.0	245	0.257	0.345	0.083	0.131
SGD000085	0.01	<0.01	14.1	14.6	36.9	42.7	0.087	0.0842	0.274	0.265
SGD000086	0.01	<0.01	52.6	43	196.0	157	0.432	0.403	0.271	0.217
SGD000087	0.01	<0.01	13.6	21.7	231.0	215	0.356	0.345	0.157	0.1535
SGD000088	0.01	<0.01	237.0	250	669.0	558	0.357	0.354	0.147	0.129
SGD000089	0.01	0.01	258.0	37.4	75.5	29.7	0.492	0.248	0.482	0.371
SGD000090	0.01	<0.01	97.9	111	71.2	65.8	0.190	0.248	0.206	0.207
SGD000091	0.02	0.01	67.3	60	33.8	42.3	0.262	0.21	0.336	0.582
SGD000092	0.04	0.02	359.0	312	430.0	491	0.728	0.845	0.714	0.867
SGD000093	0.03	0.02	51.6	47.8	43.6	24.1	0.243	0.262	0.503	0.76
SGD000094	0.02	0.02	506.0	679	104.0	133	0.931	0.949	1.610	1.62
SGD000095	0.01	<0.01	25.1	36.2	6.2	5.4	0.119	0.105	0.230	0.215
SGD000096	0.01	<0.01	25.5	21	5.2	3.9	0.052	0.0415	0.105	0.1145
SGD000097	0.02	0.02	448.0	336	108.0	96.5	1.930	1.98	2.920	2.82
SGD000098	0.01	<0.01	43.2	35.2	12.4	14.4	0.364	0.267	0.663	0.562

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Figure 11.9. Original Au versus check Au (1/4 Core)

(very low Au values not plotted – refer to Table 11.3)

Due to the large range of Ag values by ICP in Table 11.3, the Check and Original Ag values were not plotted. Nonetheless, it can be seen from the data in Table 11.13 that the comparison between the Check Ag data compares reasonably well to the Original Ag date.

The following Table 11.4 shows the comparisons between the Original assays for Au, Ag, Cu, Pb, and Zn on pulps. Highlighted data (tan-shaded rows) are the comparisons between the certified standard values (Original) and the Check values on the same certified standard.

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Table 11.4. Qualified Person Pulp Check Assays

Figure 11.10. Original Au vs check Au (pulps)

(vertical axis is sample number)

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Figure 11.11. Original Ag versus check Ag (pulps)

11.8.	Qualified Person’s Comments

The Qualified Person comments that the purpose of a regular program of QAQC is to detect batch errors or drift in analytical results used to evaluate exploration targets and – eventually – estimate mineral resource estimates. It is not cost effective, nor advisable, to attempt to detect all errors. Overall, the Qualified Person is satisfied with the sample collection, preparation, handling, Company QAQC protocols and security measures implemented by the Company and believes the analytical results are sufficiently reliable and representative of the in situ mineralization to allow for use of the analyses in future mineral resource estimation. Checks with core sample assay, performed on ¼ core, versus the ½ core used for the Original assays show greater variability as compared to checks using the original pulps. This is not unexpected given the differences in ½ and ¼ core sample volumes.

The Qualified Person believes the QAQC procedures and insertion rates are appropriate and reflect general industry practices (Birak and Earnest, 2016). The Qualified Person’s independent QAQC sampling did not detect any significant analytical errors and believes original data is reliable for mineral resource estimation. The Qualified Person believes security procedures employed are generally of industry standard.

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Section 12: Data Verification

12.1.	Summary

Data verification procedures employed by the Qualified Person consisted of collecting a random set of pulp and ¼ core samples from 6 core holes spanning a wide range of Ag and Au analyses.

Furthermore, all data entry in to and editing of the Company’s digital database, “MxDeposit”, is controlled by database personnel with oversight by the Mr. Alex Zhang – the Company’s Senior Vice President of Exploration. While the analytical data are directly downloaded from ALS using their Webtrieve process obviating the need for hand entering of data into the Company’s digital database, the Qualified Person compared assay for samples used in the independent QAQC process to the original assay certificates (Section 11). The Qualified Person inspected several drill collar locationon surface but did not personnaly survey rill collar locations nor conduct its own down hole surveys. Nonetheless, the Qualified Person has no reason to doubt the reliability of such data.

12.2.	Qualified Person’s Comments

The Qualified Person believes the data reported herein are generally adequate for the purpose of this Report and for use in future mineral resource estimation.

Prior to conducting a mineral resource estimate, the Qualified Person reommends that the Company resurvey the collar locations of several of the drill holes to be used in the estimation.

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Section 13: Mineral Processing and Metallurgical Testing

This section is not applicable to the Property at this stage of the Property evaluation. However, on July 13, 2022, the Company announced the initiation of preliminary metallurgy tests including flotation and leaching on the mineralized materials of Carangas and that five composite samples from rejects of drill cores have been collected and delivered to Bureau Veritas Minerals based in Richmond, BC, Canada (New Pacific SEDAR issuer profile – July 13, 2022 news release).

The Qualified Person recommends future metallurgical tests should be performed on each of the major mineral zones - defined both in plan view and in section - where results have suggested at least three styles of mineralization.

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Section 14: Mineral Resource Estimates

This section is not applicable to the Property at this stage of the Property evaluation.

Section 15: Mineral Reserve Estimates

This section is not applicable to the Property at this stage of the Property evaluation.

Section 16: Mining Methods

This section is not applicable to the Property at this stage of the Property evaluation.

Section 17: Recovery Methods

This section is not applicable to the Property at this stage of the Property evaluation.

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Section 18: Project Infrastructure

At the present time, Carangas is an exploration-stage project. All field logistics are being organized and conducted from the Joint Venture office and sample storage facilities in the village of Carangas. Temporary roads have been constructed to allow for movement of people and drilling equipment, including water and support trucks.

There are no commercial services in Carangas - such as hotels, restaurants, markets, etc. All support activities needed – such as sleeping quarters, cooks, and laundry are provided by temporary, local labor and all support materials are trucked in by the Company personnel from Oruro or other communities.

Section 19: Market Studies and Contracts

This section is not applicable to the Property at this stage of the Property evaluation.

Section 20 : Environmental Studies, Permitting, and Social or Community Impact

This section is not applicable to the Property at this stage of the Property evaluation.

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Section 21: Capital and Operating Costs

This section is not applicable to the Property at this stage of the Property evaluation.

Section 22: Economic Analysis

This section is not applicable to the Property at this stage of the Property evaluation.

Section 23: Adjacent Properties

No information from adjacent properties was used in the preparation of this Report.

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Section 24: Other Relevant Data and Information

The Qualified Person is not aware of any additional information necessary to make this Report more understandable and not misleading. At this early stage in the Property development, the Qualified Person believes the need to acquire more land to allow for exploration to extend the current deposit limits, is justified given the generally favorable exploration results.

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Section 25: Interpretation and Conclusions

While mineralization at Carangas has been known since colonial times and explored and mined by historic operators (Section 6), very little modern and comprehensive exploration work had been conducted on the Property prior to involvement by the Joint Venture. Since commencement of work by the Joint Venture in 2021, Carangas has advanced to the point that up to five core drills have been active in 2022.

As of the Effective Date, work far has been based on a model of high-level, low to intermediate sulfidation, epithermal mineralization, zoned from a surface-near surface Ag-dominant mineral system, with base and precious metals hosted in veins, veinlets, breccias and porous volcanic wall rocks changing to more Au-dominant and, ultimately, to a deeper Au and Cu mineralization hosted in the cupola of an inferred felsic porphyry and within intrusive rocks (Figure 8.1). In a little more than one year, Carangas has progressed from very limited historic work and investment to over 23,800 m of core drilling and an investment of (Section 26) nearly US$2.5 million with a 2022 budget of more than US$8.2 million and 40,000 m of core drilling, of which a little more than 50% had been completed as of the Effective Date.

25.1.	Qualified Person’s Conclusions

Carangas is an evolving precious metal exploration project located in a region of Bolivia known for mineral occurrences which have been worked during colonial and more recent times. Nonetheless, the area appears to have been overlooked by modern explorers for a variety of reasons, including uncertainty in government policies.

The Qualified Person is not aware of significant risks other, than those discussed in this Report, and believes the Company’s experience in Bolivia on its other properties – notably Silver Sand – coupled with relatively recent changes in government policies and regulations, justifies continuation of work by the Joint Venture to evaluate the working model of vertically-zoned precious and base metal mineralization hosted in extrusive and intrusive rocks.

The Qualified Person believes that additional exploration work and efforts to expand the mineral rights, is justified and should be followed by work leading to the estimation of mineral resources. The Qualified Person believes there are reasonable expectation for the definition of mineral resources in surface-minable configurations to capture the near-surface Ag and Au mineralization. The deeper, Au and base metal mineralization may require additional land rights, among other technical factors, to support potential pit and/or underground mine configurations.

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Section 26: Recommendations

The Joint Venture has been operating on the Property since early 2021. Actual costs for 2021 and the budget for 2022 are shown in the following Table 26.1.

Table 26.1. Exploration Costs for Carangas – 2022 and 2021

Exploration Work	2022 Budget		2021 Actual
	Unit	Budget	Units	Budget
Drilling (m)	40,000	US$4,720,000	13,209	US$1,504,301
Assaying (samples)	41,667	US$1,969,000	6,112	US$248,413
Support equipment		US$170,000		US$125,492
Reporting and testing		US$330,000		-
Camp, HSE and Travel		US$186,000		US$236,791
CSR		US$72,000		US$295
HR		US$764,000		US$352,518
US$ Total		US$8,211,000		US$2,467,810
US$/m: drilling		US$118.00		US$113.88
US$/m: drilling and assaying		US$167.23		US$132.69
All-in US$/Drill m		US$205.28		US$186.83

(Data source: New Pacific, 2022)

●	Support equipment includes vehicles, miscellaneous equipment, software and computer supplies.
●	HSE includes costs for health, safety and environment.
●	CSR is corporate social responsibility and covers costs related local community relationships.
●	Reporting and testing covers costs related to metallurgical testing, technical report preparation, preparation for mineral resource estimation, etc.
●	HR (Human Resources) includes company and temporary staff pay and payroll overgead

Work and expenditures on the Property were significant in 2021 and increased by over 300% for the 2022 budget. Actual drilling and assaying costs in 2021 were about 70% of the total expenditures while budgeted drilling and assaying costs for 2022 are over 80% of the total budget.

Planned unit costs for the 2022 program were estimated to be US$118 per meter drilled and US$0.24 per sample assayed. As of the Effective Date, nearly half of the planned 2022 drilling (approx. 19,800 m) had been completed (49%); accomplished with up to four diamond core drills. Just after the Site Visit, a fifth core drill was added to the drill fleet.

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Based on the currently available results, the Qualified Person recommends the remaining 2022 program, not already completed as of June 16, 2022, should be completed. This amounts to about 17,000 m of new core (40% of the budget). Actual costs for the remaining drilling and work is estimated at US$3.3 million. The program recommended in Table 26.2 is not phased.

The Qualified Person believes the unit costs in tables 26.1 and 26.2 are reasonable as they compare well to 2021 actual costs but notes that unit costs per meter of drilling may increase through the remainder of 2022 as more deeper core hole are drilled. Given the results presented herein, the Qualified Person does not see the need to conduct the remainder of 2022 or the recommended 2023 program in Table 26.2; taking into account recommendations in this maiden Report (Section 1).

Table 26.2. Recommended 2023 Exploration Program

Exploration Work	2023 Budget
	Quantity	Budget
Drilling	30,000 to 40,000 (m)	US$3.5 to $US4.7 million
Assaying (samples at 1.25 m/sample)	24,000 to 32,000 (each)	US$1.2 to US$1.5 million
Support equipment		US$0.1 million
Reporting and testing		US$0.3 million
Camp, HSE and Travel		US$0.2 million
CSR		US$0.1 million
HR		US$1.0 million
Total		US$6.3 to US$7.8 million

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Section 27: References

Ahlfeld, F. and A. Scheider, 1964, Los yacimientos minerales y hidrocarburos de Bolivia, p. 137.

Arce Geofísicos, 2022, Carangas project geophysical survey: Ground magnetometry, Report for Minera Granville, p. 10.

Arce-Burgoa, O.R., 2009a, Metalliferous ore deposits of Bolivia, second edition, SPC Impresores S.A., p. 369.

Birak, D.J., 2017, Silver Sand Project Technical Report for New Pacific Holdings Corp., p. 68.

Birak, D.J. and Earnest, D., 2016, Best Practices in mineral exploration, Presentation at annual SME Conference., Denver, Colorado, USA, p. 22.

Chesapeake Gold, 2022, Investor presentation – April 2022, p. 31.

Garrón, M, 2022, Restrictions within the border security zone, Memorandum to New Pacific Metals.

Guerra, M., Uribe, H., and Otazo, N., 1965, Carangas Negrillos Memorandum – GEOBOL (Servicio Geológico de Bolivia, p. 16.

Jiménez, N. and Jiménez-López, P., 2020, Síntesis de la estructura y estratigrafía de la Cordillera Occidental Norte (Paralelos 17oS a 19o30’S): Correlación con regiones vecinas, Revista Boliviana de Geosciencias, p. 19.

Latin America and Caribbean Geographic, Bolivian Andes: Occidental and Oriental Cordilleras (Bolivia).

Lopez-Montaño, R., 2019, Carangas and Negrillos prospects (Ag, Pb, Zn), Carangas District, Oruro, Western Bolivia: Geologic features and potential, internal report to New Pacific Minerales S.A., p. 10.

Malahoff, B., Menacho, M., Angulo, D., Chavez, F., Linares., O., Ramos, E., and Caravajal, O., 2021, Preliminary update and discussion of the Carangas Project, Report for New Pacific, p. 34.

Megaw, P., 2022, Carangas field and core review, Memoradum to New Pacific Metals Corp., p. 28.

Ministerio de Minas y Petróleo. Departamento Nacional de Geología, Boletín 5 (especial), La Paz.

Municipios de Bolivia, The Municipality of Carangas.

Mindat, Tennantite from Carangas mine (Orko Tunko), Todos Santos District, Carangas Province, Oruro Department, Bolivia.

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New Pacific Metals Corp., April 2022, Investor relations presentation.

New Pacific Metals Corp., July 13, 2022 news release.

New Pacific Metals Corp, 2021, QAQC Procedures NPM 2021_v3.pdf, 16 pp.

Pascoe, F., Bilant, J.C.R., Gray, R.M., Bradford, M.S., Yancey, R.J., and Holcomb, T.G., 2020, Technical report for the Rochester mine, Lovelock. Nevada, USA., 212 pp.

The Diggings, Carangas Silver Mine, Oruro, Bolivia ..

USGS and GEOBOL, 1992, Geology and mineral resources of the Altiplano and Cordillera Occidental,

U.S. Geological Survey Bulletin 1975,378 pp.

Zhang, A., 2022, personal communication regarding mineral zones (cited in Section 7).

Carangas Project Technical Report – 2022	74

Section 28: Qualified Person Certificate

I, Donald J. Birak - Owner of Birak Consulting LLC - do hereby certify that:

1.	I am an Independent, Consulting Geologist located at;

2142 E. Sundown Drive

Coeur d’Alene, ID, 83815

USA

2.	This Certificate applies to the Technical Report entitled “Carangas Project Technical Report_2022” with an Effective Date of 16-June-2022 and Report Date of 20-August-2022.

3.	I am a Registered Member of SME (number RM2060700) and Fellow of the AusIMM, (number 209622).

4.	I have worked in the minerals exploration and production industry since 1978 and have relevant experience in a variety of hydrothermal mineral deposits, including those similar to Carangas.

5.	Prior to my current role as an Independent, Consulting Geologist, I served as Senior Vice President of Exploration for Coeur Mining Inc., Vice President of Exploration for AngloGold North America, Vice President of Exploration for Hudson Bay Mining and Smelting Ltd., and other, prior senior staff positions in the mining and mineral exploration industry.

6.	I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

7.	I visited the Property during the period June 15, 16 and 17, 2022 (the “Site Visit”).

8.	I am responsible for this Report.

9.	I am independent (as described in Section 1.5 of NI 43-101) of the Company.

10.	Prior to the Site Visit, I had not visited the Property.

11.	I have read NI 43-101, including Form 43-101F1, and this Report has been prepared in compliance with NI 43-101.
12.	As of the date of this Certificate, to the best of my knowledge, information and belief, this Report contains all scientific and technical information that is required to be disclosed to make this Report not misleading.
13.	I consent to the filing of this Report with any stock exchange or other regulatory authority, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this Report.

Effective Date: June 16, 2022. Report Date: August 20, 2022

Original signed by

Donald J. Birak, Independent Consulting Geologist

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